Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

EPR Properties:

We consent to the incorporation by reference of our report dated February 28, 2017, with respect to the consolidated balance sheets of EPR Properties and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedules, and our report dated February 28, 2017, with respect to the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the Annual Report on Form 10-K of EPR Properties and subsidiaries filed with the SEC, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri

May 16, 2017